SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________

SCHEDULE 13D/A*
Amendment No. 1
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

MI DEVELOPMENTS INC.
(Name of Issuer)

Class A Subordinate Voting Shares
(Title of Class of Securities)

55304X104
(CUSIP Number)

Owl Creek Asset Management, L.P.
640 Fifth Avenue, 20th Floor, New York, NY 10019, Attn: Daniel Sapadin
(212) 688-2550

With a copy to:
Schulte Roth & Zabel LLP
919 Third Avenue, New York, NY 10022, Attn: Marc Weingarten, Esq.
(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 31, 2011
(Date of Event which Requires Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 8 Pages)

--------------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No 55304X104	SCHEDULE 13D/A	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON Owl Creek I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 27,800
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 27,800
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 27,800
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.06%
14	TYPE OF REPORTING PERSON* PN

CUSIP No 55304X104	SCHEDULE 13D/A	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON Owl Creek II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 360,600
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 360,600
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 360,600
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.8%
14	TYPE OF REPORTING PERSON* PN

CUSIP No 55304X104	SCHEDULE 13D/A	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON Owl Creek Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 388,400
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 388,400
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 388,400
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.8%
14	TYPE OF REPORTING PERSON* CO

CUSIP No 55304X104	SCHEDULE 13D/A	Page 5 of 9 Pages

NAME OF REPORTING PERSON Owl Creek Asset Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,284,400
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,284,400
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,284,400
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 2.8%
14	TYPE OF REPORTING PERSON* PN

CUSIP No 55304X104	SCHEDULE 13D/A	Page 6 of 9 Pages

1	NAME OF REPORTING PERSON Jeffrey A. Altman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,672,800
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,672,800
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,672,800
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 3.6%
14	TYPE OF REPORTING PERSON* IN

CUSIP No 55304X104	SCHEDULE 13D/A	Page 7 of 9 Pages

Item 1.	SECURITY AND ISSUER

This Schedule 13D/A (this “Amendment No. 1”) amends the Schedule 13D filed on December 30, 2010 (the “Original Schedule 13D” and the Original Schedule 13D as amended hereby, the “Schedule 13D”), relating to the Class A Subordinate Voting Shares (the "Class A Shares") of MI Developments Inc. (the "Company").  Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Original Schedule 13D.  This Amendment No. 1 amends Items 4, 6 and 7 as set forth below.

Item 4.	PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby supplemented by the addition of the following:

               As disclosed by the Company in its Form 6-K filed with the Securities and Exchange Commission on February 1, 2011 (the “Company 6-K”), the Company, the Stronach Trust and 445327 Ontario Limited, executed an Arrangement Agreement dated January 31, 2011 (the “Arrangement Agreement”).  Pursuant to the Arrangement Agreement and the Plan of Arrangement contemplated thereby and a form of which is attached thereto (the “Plan of Arrangement”), and as more fully described therein and in the Company 6-K, the Company proposes to effect the reorganization previously discussed in Item 4 of the Original Schedule 13D (the “Reorganization”), in connection with which: (i) the Company will cancel all 363,414 Class B Shares held by 445327 Ontario Limited; (ii) the Company will transfer to a corporation controlled by 445327 Ontario Limited the Company’s horseracing, gaming and certain real estate development and other assets and liabilities and US$20 million of working capital as of January 1, 2011; (iii) the Company will purchase all remaining Class B Shares for consideration consisting of 1.2 Class A Shares for each Class B Share; and (iv) upon the effective date under the Plan of Arrangement (the “Effective Date”), the Company and certain related parties and officers and directors of the Company will be released from all claims up to and including the Effective Date.

               On January 31, 2011, in connection with (a) the Support Agreement and (b) the Arrangement Agreement, the Investment Manager, on behalf of Owl Creek I, Owl Creek II and Owl Creek Overseas, as holders of the Class A Shares reported herein, along with the other shareholders who executed the Support Agreement, entered into an Agreement Regarding Arrangement with the Company, 445327 Ontario Limited and the Stronach Trust (the “Agreement Regarding Arrangement”).  The Agreement Regarding Arrangement addresses various matters related to the Reorganization, and includes, without limitation, (a) an agreement by each shareholder who executed the Support Agreement not to exercise any right of termination pursuant to Sections 5(a) or 5(b) of the Support Agreement provided that the executed versions of the definitive Arrangement Agreement, the Plan of Arrangement and certain other agreements referenced therein are substantially in the form of drafts previously reviewed by the Investment Manager on behalf of Owl Creek I, Owl Creek II and Owl Creek Overseas, (b) an agreement by each shareholder who executed the Support Agreement not to enter into any additional agreement regarding the exercise of voting rights with any other shareholder of the Company until the date 180 days following the closing date of the Reorganization (other than in response to unanticipated matters arising after the closing date), (c) if any shareholder who executed the Support Agreement were to become a beneficial owner of at least 10% of any class of the Company’s securities, an agreement by such shareholder not to dispose of any shares of the Company prior to the closing of the Reorganization and (d) the Company agreed to reimburse the Investment Manager, on behalf of Owl Creek I, Owl Creek II and Owl Creek Overseas, for certain legal expenses.

                This summary of the Agreement Regarding Arrangement is qualified in its entirety by the full terms and conditions of the Agreement Regarding Arrangement attached as Exhibit 2, which exhibit is incorporated by reference herein.

Pursuant to a release executed on January 31, 2011 by the Investment Manager (the “Release”), the Investment Manager agreed to irrevocably and unconditionally release the Company, the Stronach Trust, 445327 Ontario Limited and Frank Stronach, as well as their affiliates, directors and officers, trustees, beneficiaries, shareholders and legal representatives, among others, from certain claims which the releasing parties had or have up to and including the Effective Date.  This summary of the Release is qualified in its entirety by the full terms and conditions of the Release attached hereto as Exhibit 3, which exhibit is incorporated by reference herein.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is hereby amended and restated as follows:

Except for the Support Agreement, the Agreement Regarding Arrangement, and otherwise as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

CUSIP No 55304X104	SCHEDULE 13D/A	Page 8 of 9 Pages

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7.     Materials to be Filed as Exhibits.

Item 7 is hereby amended by the addition of the following:

Exhibit 2.  Agreement Regarding Arrangement

Exhibit 3.  Release

CUSIP No 55304X104	SCHEDULE 13D/A	Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 3, 2011

By:	/s/ JEFFREY A. ALTMAN

Jeffrey A. Altman, individually, and as managing member of Owl Creek Advisors, LLC, for itself and as general partner of Owl Creek I, L.P. and Owl Creek II L.P., and as managing member of the general partner of Owl Creek Asset Management, L.P., for itself and as investment manager to Owl Creek Overseas Fund, Ltd.